SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                                  ------------

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-15194


                               dated July 4, 2002


                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact Name of Registrant as Specified in its Charter)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                 (Translation of Registrant's Name into English)

              Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                         05804-900 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                       Indicate by check mark whether the
               registrant by furnishing the information contained
                   in this Form is also thereby furnishing the
                                   information
 to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2002


        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



        By: [Luis Felipe P. Dutra Leite]


        -------------------------------------
            Name: Luis Felipe P. Dutra Leite
 Title: Chief Financial Officer and Investor Relations

                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

























                    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                            CNPJ # 02.808.708/0001-07
                               NIRE 35.300.157.770
                                 Public Company

                                 RELEVANT NOTICE

AmBev - Companhia Brasileira de Bebidas das Americas - announced today that its subsidiary, Companhia Brasileira de Bebidas - CBB, acquired Aguia S.A.'s stake in Cervejaria Astra S.A. ("Astra"). Therefore, CBB's stake in Astra increased from 73.13% to 93.61% of total capital. The definition of the final value of the deal is subject to the conditions established in the purchase agreement.

AmBev is purchasing Aguia S.A.'s entire stake in Astra, a brewing company with a plant in the state of Maranhao, the northeast of Brazil. Astra represents less than 2% of AmBev's total production. Astra had shareholders' equity and net profit of R$100.9 million and R$16.1 million, respectively, at December 31, 2001.


                             Sao Paulo, June 4, 2002


                    Companhia de Bebidas das Americas - AmBev
                        Luis Felipe Pedreira Dutra Leite
                           Investor Relations Director